                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 1)(1)




                               Sapient Corporation
                       -----------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                            ------------------------
                                 (CUSIP Number)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 8
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-------------------------                              -------------------------
CUSIP NO.  803062 10 8               13G                   Page 2 of 8 Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        J. Stuart Moore

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER
                          2,740,067 shares (Includes 951,152 shares held by the
                          J. Stuart Moore Eight Year Qualified Annuity Trust -
                          1996, of which Mr. Moore is the sole Trustee.)
                   -------------------------------------------------------------
                   6.     SHARED VOTING POWER
                          0 shares. Mr. Moore's wife shares voting control
                          over 5,705 shares held by the J. Stuart Moore
      NUMBER OF           Irrevocable Trust of which she is a co-trustee.
        SHARES     -------------------------------------------------------------
     BENEFICIALLY  7.     SOLE DISPOSITIVE POWER
       OWNED BY           2,740,067 shares (Includes 951,152 shares held by
         EACH             the J. Stuart Moore Eight Year Qualified Annuity
      REPORTING           Trust - 1996, of which Mr. Moore is the sole
       PERSON             trustee.)
        WITH       -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          227,333 shares (Composed of 214,000 shares held by
                          the J. Stuart Moore Two Year Qualified Annuity Trust
                          - 1996, and 13,333 shares held by the J. Stuart
                          Moore Remainder Trust. Mr. Moore is a co-trustee of
                          each of these trusts and shares dispositive power
                          over the shares held by the trusts.) Mr. Moore's
                          wife has shared dispositive control over 5,705
                          shares held by the J. Stuart Moore Irrevocable
                          Trust, of which she is a co-trustee.
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Mr. Moore has or shares voting or investment control over 2,967,400 Shares (Includes 214,000 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1996, 951,152 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 13,333 shares held by the J. Stuart Moore Remainder Trust.) Mr. Moore's wife has or shares voting or investment control with respect to 5,705 shares held by the
        J. Stuart Moore Irrevocable Trust of which she is a co-trustee.

        Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        24.5%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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-------------------------                              -------------------------
CUSIP NO.  803062 10 8               13G                   Page 3 of 8 Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        J. Stuart Moore Eight Year Qualified Annuity Trust - 1996

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER

                          951,152 shares (voting control of these shares is
                          held by Mr. Moore, the sole trustee of the trust).
      NUMBER OF    -------------------------------------------------------------
        SHARES     6.     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY           0 Shares
        EACH       -------------------------------------------------------------
      REPORTING    7.     SOLE DISPOSITIVE POWER
       PERSON             951,152 Shares (dispositive control of these shares
        WITH              is held by Mr. Moore, the sole trustee of the
                          trust).
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER

                          0 Shares
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        951,152 shares are held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not Applicable
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.9%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8



ITEM 1(a)      NAME OF ISSUER:

               Sapient Corporation


ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

               One Memorial Drive
               Cambridge, Massachusetts 02142


ITEM 2(a)      NAME OF PERSON FILING:

               J. Stuart Moore for himself and on behalf of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996


ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               J. Stuart Moore
               c/o Sapient Corporation
               One Memorial Drive
               Cambridge, MA  02142

               The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 receives its mail c/o Mr. Moore.


ITEM 2(c)      CITIZENSHIP:

               Mr. Moore is a citizen of the United States of America.

               The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 is organized under the laws of the Commonwealth of Massachusetts.


ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share.


ITEM 2(e)      CUSIP NUMBER:

               803062 10 8




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CUSIP NO. 803062 10 8


ITEM 3        DESCRIPTION OF PERSON FILING:

              Not applicable.


ITEM 4        OWNERSHIP:

              (a)    AMOUNT BENEFICIALLY OWNED:

                     Mr. Moore has or shares voting or investment control over 2,967,400 shares (Includes 214,000 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1996, 951,152 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 13,333 shares held by the J. Stuart Moore Remainder Trust). Mr. Moore's wife has or shares voting or investment control with respect to 5,705 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                     The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds 951,152 shares.

              (b)    PERCENT OF CLASS:

                     Mr. Moore has or shares voting or investment control over shares representing 24.5% of the issuer's outstanding stock.

                     The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds shares representing 7.9% of the issuer's outstanding stock.

              (c)    NUMBER OF SHARES AS TO WHICH PERSON HAS:

                     (i)    sole power to vote or to direct the vote:

                            Mr. Moore has sole power to direct the vote of 2,740,067 shares. (Includes 951,152 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, of which Mr. Moore is the sole trustee.)

                     (ii)   shared power to vote or to direct the vote:




                                  Page 5 of 8

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CUSIP NO. 803062 10 8


                            Mr. Moore has shared power to direct the vote of 0 shares. Mr. Moore's wife has shared voting control over 5,705 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee.

                     (iii) sole power to dispose or to direct the disposition of:

                            Mr. Moore has sole power to dispose of 2,740,067 shares. (Includes 951,152 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, of which Mr. Moore is the sole trustee.)

                     (iv) shared power to dispose or to direct the disposition of:

                            Mr. Moore has shared dispositive power over 227,333 shares (Composed of 214,000 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1996, and 13,333 shares held by the J. Stuart Moore Remainder Trust. Mr. Moore is a co-trustee of each of these trusts and shares dispositive power over the shares held by the trusts.) Mr. Moore's wife has shared dispositive control over 5,705 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee.

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable.

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              During the terms of the J. Stuart Moore Two Year Qualified Annuity Trust - 1996 and the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 Mr. Moore is the only beneficiary of such trusts.

              Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust.

              Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust.




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CUSIP NO. 803062 10 8



ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable.


ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable.


ITEM 9        NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable.


ITEM 10       CERTIFICATION:

              Not Applicable.





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CUSIP NO. 803062 10 8



                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 16, 1998

                                 /s/ J. Stuart Moore
                                 ----------------------------------------------
                                 J. Stuart Moore, individually and as a
                                 trustee of the J. Stuart Moore Two Year
                                 Qualified Annuity Trust-1996, the J.
                                 Stuart Moore Eight Year Qualified
                                 Annuity Trust-1996 and the J. Stuart
                                 Moore Remainder Trust










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